May 21, 2019	Filed pursuant to Rule 433 Registration Statement Nos. 333-226485 and 333-226485-01

PRICING TERM SHEET

U.S.$1,000,000,000 Floating Rate Guaranteed Notes due 2020

Issuer:	BP Capital Markets p.l.c. (“BP Capital U.K.”)

Guarantor:	BP p.l.c. (“BP”)

Title:	Floating Rate Guaranteed Notes due 2020 (the “Notes”)

Total Principal Amount Being Issued:	$1,000,000,000

Denomination:	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000

Issuance Date:	May 24, 2019

Guarantee:	Payment of the principal of and interest on the Notes is fully guaranteed by BP.

Maturity Date:	November 24, 2020

Day Count:	Actual/360

Day Count Convention:	Modified following. If any Interest Payment Date falls on a day that is not a Business Day, that Interest Payment Date will be postponed to the next succeeding Business Day unless that Business Day is in the next succeeding calendar month, in which case the Interest Payment Date will be the immediately preceding Business Day.

Interest Rate:	The Interest Rate for the first Interest Period will be the 3-month U.S. dollar London Interbank Offered Rate (“U.S. dollar LIBOR”), as determined on May 22, 2019, plus the Spread (as described below). Thereafter, the Interest Rate for any Interest Period will be U.S. dollar LIBOR, as determined on the applicable Interest Determination Date, plus the Spread. The Interest Rate will be reset quarterly on each Interest Reset Date.

Date Interest Starts Accruing:	May 24, 2019

Interest Payment Dates:	February 24, May 24, August 24 and November 24 of each year, subject to the Day Count Convention.

First Interest Payment Date:	August 24, 2019

Spread:	0.250%

Interest Reset Dates:	The Interest Reset Date for each Interest Period other than the first Interest Period will be the first day of such Interest Period, subject to the Day Count Convention.

Interest Periods:	The period beginning on, and including, an Interest Payment Date and ending on, but not including, the following Interest Payment Date; provided that the first Interest Period will begin on May 24, 2019, and will end on, but not include, the First Interest Payment Date.

Interest Determination Date:	The Interest Determination Date relating to a particular Interest Reset Date will be the second London Business Day preceding such Interest Reset Date.

London Business Day:	Any week day on which banking or trust institutions in London are not authorized generally or obligated by law, regulation or executive order to close, on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Business Day:	Any week day on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The Notes are unsecured and unsubordinated and will rank equally with all of BP Capital U.K.’s other unsecured and unsubordinated indebtedness.

Regular Record Dates for Interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Payment of Additional Amounts:	In the event that BP Capital U.K. or BP is required to withhold any taxes by the laws of the jurisdiction in which BP Capital U.K. or BP is incorporated from a payment (i) of principal or interest under the notes by BP Capital U.K., or (ii) under the guarantees by BP, BP Capital U.K. or BP, as the case may be, will be required, subject to certain exceptions, to pay to Note holders an additional amount so that the net amount received by each Note holder is the amount specified in the notes to which that Note holder is entitled.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although neither BP Capital U.K. nor BP can guarantee such listing will be obtained.

Redemption:	The Notes are not redeemable, except as described under “Description of Debt Securities and Guarantees—Optional Tax Redemption” on page 19 of the prospectus. The provision for optional tax redemption described therein will apply in respect of changes in tax treatments occurring after May 21, 2019.

Sinking Fund:	There is no sinking fund.

Further Issuances:	BP Capital U.K. may, at its sole option, at any time and without the consent of the then existing note holders issue additional Notes in one or more transactions subsequent to the date of the related prospectus supplement dated May 21, 2019 with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest starts accruing) identical to the Notes issued pursuant to the prospectus supplement. These additional Notes will be deemed part of the same series as the Notes issued pursuant to the prospectus supplement and will provide the holders of these additional Notes the right to vote together with holders of the Notes issued pursuant to the prospectus supplement, provided that such additional notes will be issued with no more than de minimis original issue discount or will be part of a “qualified reopening” for U.S. federal income tax purposes.

Public Offering Price:	Per Note: 100.000%; Total: $1,000,000,000

Underwriters’ Discount:	Per Note: 0.075%; Total: $750,000

Proceeds, Before Expenses, to Us:	Per Note: 99.925%; Total: $999,250,000

Underwriters:	BofA Securities, Inc.	($500,000,000)
	Credit Suisse Securities (USA) LLC	($500,000,000)

CUSIP Number:	05565Q DT2

ISIN:	US05565QDT22

Calculation Agent:	The Bank of New York Mellon Trust Company, N.A.

Calculation of U.S. Dollar LIBOR:	The Calculation Agent will determine U.S. dollar LIBOR in accordance with the following provisions: With respect to any Interest Determination Date, U.S. dollar LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the Interest Reset Date that appears on the designated LIBOR page as of 11:00 a.m., London time, on that Interest Determination Date. If no rate appears, U.S. dollar LIBOR, in respect of that Interest Determination Date, will be determined as follows: the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected and identified by BP Capital U.K., to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then U.S. dollar LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then U.S. dollar LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on the Interest Determination Date by three major banks in The City of New York selected and identified by BP Capital U.K. for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected and identified by BP Capital U.K. are not providing quotations in the manner described by this sentence, U.S. dollar LIBOR determined as of that Interest Determination Date will be U.S. dollar LIBOR in effect on that Interest Determination Date (i.e. the same as the rate determined for the immediately preceding Interest Reset Date). The designated LIBOR page is Bloomberg L.P.’s page “BBAM”, or any successor service for the purpose of displaying the London interbank rates of major banks for U.S. dollars. Bloomberg L.P.’s page “BBAM” is the display designated as “BBAM”, or such other page as may replace Bloomberg L.P.’s page “BBAM” on that service or such other service or services as may be nominated for the purpose of displaying London interbank offered rates for U.S. dollar deposits by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating the London Interbank Offered Rate in the event IBA or its successor no longer does so. All calculations made by the Calculation Agent for the purposes of calculating the Interest Rate on the Notes shall be conclusive and binding on the holders of Notes, BP, BP Capital U.K. and the trustee, absent manifest error.

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No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the EEA.

We expect that delivery of the Notes will be made to investors on or about May 24, 2019 (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any date prior to two business days before delivery will be required, by virtue of the fact that the securities initially will settle in T+3, to specify any alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to make such trades should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.